  UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 25, 2005

BHP Billiton Limited -----------------------------------
(Translation of registrant's name into English)

180 Lonsdale Street Melbourne VIC 3000 Australia
----------------------------------- (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

BHP Billiton Limited
Annual General Meeting - 25 November 2005
Speeches by Don Argus, Chairman, BHP Billiton and
Chip Goodyear, Chief Executive Officer, BHP Billiton

Don Argus, Chairman, BHP Billiton

Good morning.

My name is Don Argus, and I will Chair today's meeting. Welcome to the 2005 Annual General Meeting of BHP Billiton Limited.

I want to say what a pleasure it is for your directors to be here in Perth.

Western Australia is a critical part of BHP Billiton's geography and an important part of the history of the original BHP.

55 years ago we opened an iron ore mine at Cockatoo Island in Yampi Sound. Today, BHP Billiton's iron ore and nickel businesses are headquartered here and in the past four years alone, we have approved the investment of more than US$4 billion in our iron ore, nickel, oil and gas, and alumina operations throughout the State.

Together, our Western Australian operations provide more than 5000 direct jobs and many more jobs for contractors, and generate around A$360 million in State royalties and taxes each year.

Importantly, more than 28,000 Western Australians are shareholders in BHP Billiton and I'm glad so many of you could take the time to join us here today.

The Board has a commitment to give shareholders in major capital cities of Australia the opportunity to attend annual general meetings where possible. Given both the importance of Western Australia to BHP Billiton and the number of shareholders here, Perth was a logical choice for this year's meeting.

Moving on to the business of the meeting, I propose to take the Notice as read. If you need a copy of the Notice, please ask one of the attendants. Minutes of our last meeting are available for inspection in the registration area outside.

All of your directors, other than our newest director, The Honourable Gail de Planque, are here today. On my left is Chip Goodyear, our Chief Executive Officer and an Executive Director. The other non-executive directors are seated in the auditorium. I'll ask them to stand as I introduce them. We have: David Brink; John Buchanan; Michael Chaney; Carlos Cordeiro; David Crawford; David Jenkins; Lord Renwick; and John Schubert. You can read full details of their backgrounds and qualifications in the Annual Report.

Next to Chip on my left is Chris Lynch, our Chief Financial Officer, and on my right is our Company Secretary, Karen Wood. Next to Karen is Executive Director, Mike Salamon.

Unfortunately Dr de Planque could not be with us today and sends her apologies. Gail is a nuclear physicist and world authority in the field of nuclear energy and regulation, and we are delighted to have her join the Board.

On your behalf I would like to welcome another recently appointed Director, Carlos Cordeiro to his first Annual General Meeting. Carlos brings to the Board more than 20 years' experience in providing financial and strategic advice to corporations, financial institutions and governments around the world.

On the other hand, this is the last meeting for Michael Chaney and Lord Renwick. Not only have Michael and Robin made a strong contribution to the development of a high-performing company, both played key roles in the integration of BHP and Billiton following the merger.

There is never a right time for hard-working, quality directors to leave a board and, on behalf of all shareholders, I thank them both for their commitment and contribution to the development of this group. Their wise counsel will be missed.

Also here this morning are Peter Nash and Michael Andrew, representatives from the Group's external auditors, KPMG.

Let me now run through today's agenda. It's a full agenda, with 21 items of business. I will talk briefly about the financial results for the 2005 year, a year in which BHP Billiton delivered another record result. I'll discuss the company's broader performance and how we continue to add value for shareholders. And I'll talk about how we see the year ahead.

Chip will then talk to you about the operational performance of the company. Then I will discuss some of the questions that shareholders have sent to us, open the meeting for your questions from the floor and, after that, move to the formal items of business.

At the end of the meeting, the directors and the management team would like you to join us in the foyer outside for some light refreshments.

Last year, after a record profit, I asked Chip, on your behalf, "can you sustain this level of performance?"

Not only has the performance been sustained, Chip's team turned in a new record profit. The Group performed financially and, importantly, we continued to build for the future, both through new projects and strategic acquisitions. WMC Resources adds a further suite of long-life assets in nickel and copper, as well as expanding our energy portfolio to include uranium. For this reason, I believe 2005 has been a hallmark year in the history of BHP Billiton.

We have dramatically improved safety while, at the same time, delivering our best ever financial results, creating value for shareholders, and delivering on our commitment to the broader community and environment. I would like to pay tribute to all our employees and contractors who have so significantly contributed to this outstanding performance.

At the outset, let me remind you that all the dollars we will talk about are US dollars unless otherwise stated. As you know, we operate and report in US dollars so Chip and I will remain consistent with that today.

BHP Billiton in 2005 is a very different resources company. It is very different to the BHP and Billiton companies that came together four years ago.

Through the work of Chip and his team, BHP Billiton is the world's largest diversified resources company, with a market capitalisation of around $93 billion, and the only one with a full suite of energy products. I'll return to that theme later.

A critical area that Chip and his team are focussed on is safety. I am very pleased to be able to report to you that our safety performance has dramatically improved at a time when we set new production records across the company.

However, we still suffered three fatalities during the year and we have had one further fatality in the current financial year. The only acceptable bottom line for the Board and the management team is no accidents and no fatalities, and I can assure you that everyone in this company of 37,000 employees and around 60,000 contractors is working hard to achieve that goal.

Turning to the results. On any measure our 2005 results were outstanding:

  the injury frequency rate dropped by 21 per cent;

  revenue was up 28 per cent to $31.8 billion;

  attributable profit of $6.5 billion was up 86 per cent on 2004's then record profit;

  available cash flow increased by 70 per cent to $8.6 billion;

  we returned around $1.7 billion in dividends to our shareholders;

  we acquired and have successfully integrated WMC Resources;

  we completed a $1.78 billion share buy-back;

  and we completed eight major growth projects with ten more currently under development.

And we did all this while maintaining our Moody's single A credit rating and Standard and Poor's A+ stable rating.

One of our critical jobs as a Board is to ensure that every dollar invested by the company on your behalf is used to create long-term value for all shareholders.

During the year we successfully completed both stages of a $2 billion capital management program. The program enabled eligible shareholders to participate in an off-market share buyback and enabled us to increase the total year's dividend. I will talk more about our dividend policy later.

I said earlier that BHP Billiton is a very different resources company. One of the ways we are different is our focus on sustainable, value-creating growth. A simple demonstration of this is the value of a shareholding in BHP Billiton today. If you had invested $1,000 in BHP in 1998, it would be worth $4200 today, a compound annual growth rate of nearly 23 per cent.

The acquisition of WMC Resources was integral to our strategy of creating sustainable long term value. For instance, WMC expanded our presence in energy.

Access to reliable, reasonably priced energy is the foundation for the development of emerging economies and for improving their living standards. WMC's assets have strengthened our ability to participate in the energy sector and, therefore, in the development of those economies.

With the rapid urbanisation of many regions of the world, energy demand is likely to increase faster than population growth over the next decades. At the same time, the proportion of the world's population supplied by electricity will grow faster still.

The key question is where that energy is going to come from. Today, worldwide, 79 per cent comes from fossil fuels, seven per cent from nuclear fission, 11 per cent from bio mass and waste, two per cent from hydro, and one per cent from renewable sources. There is no prospect that we can do without any of these energy sources.

So, meeting the world's future energy needs will require a mix of fuels, including fossil fuels, uranium and renewable energy sources.

We believe that uranium has an important role to play in meeting the world's growing energy needs. Along with clean coal technologies, renewables and other energy-efficient programs, uranium also has the potential to help address issues of global climate change.

With our existing thermal coal and oil and gas assets, plus the acquisition of the Olympic Dam copper and uranium operations from WMC, we are well-positioned to participate in the increase in demand for energy around the world.

So, the new BHP Billiton is positioned for continued sustainable growth in a rapidly changing world. In the four years since the merger, the value of the Group has increased from 28 billion dollars to around 93 billion dollars. That is a direct reflection of the increase in the value of your investment in the company.

This slide shows BHP Billiton's market capitalisation relative to the rest of the industry in 2001 and where it sits today. While the current economic climate is good for the resources industry generally, BHP Billiton has significantly out-performed the sector.

Not only is the financial performance world class but this is a company that is becoming world class in every aspect of its business. In our commitment to the environment, to safety, to the communities where we operate, and to corporate governance, BHP Billiton in 2005 is an organisation that shareholders, employees and communities can be proud of.

On behalf of the board, and Chip and his management team, I can assure you that we will continue to strive for excellence in all aspects of our business.

While you will have received copies of our Annual Report there are some other reports and documents I believe are equally important. Outside in the foyer we have copies of our Sustainability report. We used to call this report our Health, Safety, Environment and Community report but we believe Sustainability better reflects its purpose.

The full version of this report is available on our website. The report outlines our key policy positions and the management standards we have put in place to ensure we do what we say. It covers a range of areas from community relationships to the environmental challenges and ethical issues we face.

I am also very pleased to be able to take the opportunity to launch our new community programs report. This document, titled "Yesterday, Today, Tomorrow" is also available in the foyer or from our website. It shows some of the community support programs we have in place around the world. As you know, we have a stated commitment to spend one per cent of our pre-tax profit on community programs.

Finally, I would like to welcome some of the winners of our Health, Safety, Environment and Community Awards. These awards recognise the employees from around the world who have done the most outstanding work in their local communities.

I will ask them to stand up so that you can recognise them. We have: Michael Jose from Australia; Monica Arrieta from Columbia; Ed Pincerato from Australia; Humera Malik from Pakistan; Venecia Van Loggerenberg from South Africa; Steynberg Van Rensburg from South Africa; Yogen Chetty, also from South Africa; and Eliseu Canuma from Mozambique.

Please join me in congratulating them on their excellent achievements. I'm sure they will be happy to talk to you about their work over a cup of tea after the meeting.

Now let me give you a view on how we see the year ahead. When we announced our results in August, some commentators were disappointed that our outlook statement seemed a little subdued. That was despite our comments that we expected commodity prices to remain high by recent historical standards.

We have not retreated from our projected capital spend of around $6 billion on projects and exploration this year. We remain optimistic about the growth prospects of China, India and Russia. The United States continues to grow, and Japan and Latin American countries are beginning to exceed growth expectations. That said, we are working in an environment where geopolitical unrest will continue to cast a shadow over the world.

We take a pragmatic view on the value drivers of the Group and we still expect commodity prices to remain high by historical standards, although it is not unreasonable to expect that prices will ease from their highs as new supply comes on stream to meet strong demand.

Our strategy continues to be to build a diversified geographic and product platform to enable BHP Billiton to deliver sustainable value regardless of economic conditions and at any stage of the cycle.

Our pipeline of major projects - those that are currently either in development or in what we call 'feasibility' stage, demonstrates this strategy.

Each of these projects goes through our robust evaluation process to determine that they will be low-cost, long-life assets that deliver value, regardless of global economic conditions.

I will now ask Chip to talk to you about the performance of the operations during the year and how he sees our growth prospects.

After Chip's presentation, I'll take questions from shareholders before we proceed with the formal items of business.

Chip Goodyear, Chief Executive Officer, BHP Billiton

Thank you Don.

Good morning ladies and gentlemen.

You've heard this morning about our financial results for the '05 financial year and the strong total return to shareholders over the last several years.

I'd like to look at some of the highlights of the year from an operational perspective, to help explain how the efforts of everyone working at BHP Billiton are directly contributing to our current performance.

First, in the area of safety, we achieved a 21 per cent underlying improvement in our Classified Injury Frequency Rate. The CIFR, as it is known, is an important measure as it records every injury where the individual is unable to return to their normal work. And this covers our direct employees and contractors. We have now gone to a metric of measuring Total Recordable Injuries, which is an even broader measure of safety performance.

It is the very nature of accidents or incidents, particularly in our industry, that the same occurrence can result in anything from no injury to a fatality, depending on the precise circumstances. So it is vital that we eradicate the behaviours and activities that lead to any of these injuries - not just to fatalities - hence our focus on this measure.

We did have three fatalities during FY05 and, while that's an improvement on the 17 in the previous year, it is still three too many and we must continue to focus on making progress toward our Zero Harm target.

Our people have produced some great results in the environment and community areas over the last several years and we were honoured to receive the 'Company of the Year" award from the Business in the Community organisation in the UK in July. We are the first company in the extractive industries to win the award and it was a great reflection of the work of our people around the world over the years.

We are all hearing about the strength of demand for commodities globally and the high prices that are being achieved in the current environment. It might seem inevitable that a company like BHP Billiton, with such a diverse spread of products, is going to achieve record profits in this high-demand environment. But it is important to remember that years like this happen when preparation meets opportunity.

Indeed, every one of our seven Customer Sector Groups produced higher earnings before interest and taxes in 2005, compared to the corresponding period.

In the Petroleum CSG, EBIT increased by 32 per cent; in the Aluminium CSG, EBIT was up by 26 per cent; Base Metals was up by an extraordinary 88 per cent; and Carbon Steel Materials, which of course comprises iron ore and coking coal, was up by 148 per cent.

Diamonds and Speciality Products' EBIT was up by eight per cent; Energy Coal increased by 163 per cent and Stainless Steel Materials increased EBIT by 33 per cent.

These increases are not simply a result of high prices. To appreciate what differentiates BHP Billiton from others, it is important to understand what the company has done to actively capture the benefits of the high demand and price climate.

During the year we achieved record volumes in eleven commodities. Those commodities were: natural gas; aluminium; alumina; copper; silver; lead; iron ore; coking coal; manganese ore; manganese alloy; and nickel. It is great to hit production records in high price environments.

If we look at volume growth over the last four years, we have seen more than 50 per cent growth in nickel and silver production, more than 40 per cent growth in iron ore, manganese ore and alumina and more than 30 per cent growth in copper, aluminium and natural gas.

The increases in our volumes are the result of two important actions over the last several years. First, there are the improvements made at individual operations through what we call 'business excellence' initiatives. Let me give you a few examples of these.

The manganese we produce from our Gemco operation on Groote Eylandt in the Northern Territory is an important component of steel-making. A team of our people got together with the aim of increasing the rate at which ore could be fed to the concentrator where the ore is processed.

First of all, the team identified and analysed the reasons why the concentrator had unscheduled stoppages and variable feed rate. Then they generated more than 130 viable solutions and began implementing them.

The result during the '05 financial year was increased production of manganese from Gemco that translated into a $10.6 million increase in earnings.

At our Tintaya copper operation in Peru, a team of our people looked at how they could increase the amount of ore being processed through the oxide plant. They identified several causes of stoppages and put in place solutions as simple as protecting one of the conveyors from rain. The increase in the amount of ore crushed through the measures they implemented resulted in an increase to earnings of $3.4 million.

Projects like this are being conducted across all our operations. They rely on the energy, enthusiasm and determination of our people to constantly improve our operations and find better ways of doing things at the grass roots level. These sorts of improvements can't be made by the company's executives or corporate functions; they depend on all our people working together to come up with creative solutions to challenging problems. And they result in increased profits for the company and greater returns to you, the shareholders.

The second reason for the increase in volumes of our commodities during the year is the expansion in capacity that we are creating through our growth projects. Since June 2001, we completed 24 major projects, bringing on new capacity across a range of commodities and ensuring we had additional product available to meet the growing demand for natural resources.

Demand continues to be strong and we expect demand growth to continue as China undergoes its large-scale urbanisation and countries like India follow the same trend of a burgeoning middle-class.

During the '05 financial year we approved another four projects - two in Petroleum and one each in copper and iron ore - and we continue to give the go ahead to new projects, such as the expansion of our Western Australian iron ore operations and development of the Stybarrow oil field off the north west Australian coast, which we announced just yesterday.

Our current project pipeline includes 26 projects in either development or feasibility and represents $11.9 billion of capital expenditure. And there are many more projects that sit behind this pipeline, in earlier stages of assessment, that, ultimately, we can bring on line if we believe market demand warrants those investments. In addition, we expect our exploration and technology activities to continue to identify opportunities.

I would like to emphasise the quality of each of these projects. Despite the sheer quantity of projects being assessed and developed, we remain absolutely focused on our strategy of developing tier one, or long-life, low-cost assets. With our solid track record of project delivery, many of our projects will be amongst the best in the industry, whether from a capital or operating cost perspective.

Also central to our strategy is our focus on financial and capital discipline and we will not compromise this to rush through any of our projects. We remain clearly focused in this area at a time when there is not only increased pressure to deliver growth, but also significantly increasing pressure on costs and schedules brought about by the tight market situation.

Increased costs will impact some of our projects - that is a fact of life in our industry at the moment - but we are diligently managing these cost pressures; our rigorous project approval processes will stand us in good stead.

Again, we are fortunate to have excellent teams of people who have extensive experience in project development, working around the world as they complete one project and move on to the next.

As you know, we completed the acquisition of WMC Resources during the year.

WMC's assets have assisted to position BHP Billiton as one of the industry leaders in nickel through the addition of their extensive Western Australian assets to our existing Queensland and Colombian nickel operations and our growth projects in Western Australia. We have a positive view of the nickel outlook and are excited about being able to develop these assets further.

Likewise, through the acquisition of Olympic Dam in South Australia, we have been able to augment our copper position and gain prime opportunities for expansion in future years.

We have effectively completed the WMC integration process, with those assets now part of our existing Customer Sector Groups and many of the WMC people now part of the BHP Billiton family.

I'd like to take this opportunity to thank all our people at BHP Billiton. It is a very exciting but demanding time in our industry. To achieve the sort of results we are discussing here today requires enormous effort by all of our people to ensure we do make the most of the opportunities presented to us.

I'll now hand back to Don.

Don Argus, Chairman, BHP Billiton

Thanks Chip.

This year we again invited shareholders to send in questions ahead of the meeting to give us some guidance on the issues you would like to see covered and I want to thank those shareholders who responded.

I will now address the issues that were raised most frequently.

Turning first to dividends. We have received queries around why our final dividend for the year of 14.5 cents wasn't higher, given the strong financial results and record profit.

Dividends are one of the two components of your investment. The other component is increases in the share price.

We have always said, and continue to hold the view, that our top priority for cash flow is to finance value-driven growth opportunities. It is the company's investment in the growth projects that Chip and I have discussed today, that is driving both the Group's market capitalisation and the increasing dividend pay-outs.

As long as we continue to see opportunities for adding value, we will reinvest in the business.

Our next priority is to maintain our capital structure in line with our A credit rating.

Next, we commit to returning cash to shareholders, either through our progressive dividend policy or by other means - and you are aware of the $1.78 billion share buy-back we successfully completed last year.

In the 2005 financial year, BHP Billiton returned nearly $1.7 billions in dividends alone. The final dividend for the year of 14.5 cents was 53 per cent higher than the final dividend declared the year before. And it represented the seventh consecutive increase in our dividend payments.

Your Board firmly believes that our progressive dividend policy is the right one. You can be assured that the Board will continue to carefully assess the company's position and, if we believe we cannot better invest our cash in value-driven growth, we will consider how best to return cash to shareholders.

A number of shareholders also asked about a dividend reinvestment plan.

I understand how attractive DRPs can be to some shareholders, however they are not an efficient way for BHP Billiton to raise capital.

In the future we may look to raise capital through a DRP but we do not require additional capital at the moment. In fact, we have been returning capital to shareholders through the share buy-back.

The next subject that was raised by a number of shareholders is uranium. BHP Billiton acquired WMC Resources in August 2005. That gives BHP Billiton access to around one third of the world's economically recoverable uranium resources and we currently supply eight per cent of the world market for uranium.

Nuclear power capacity world-wide is increasing steadily with over 30 reactors under construction in eleven countries. Most reactors on order or planned are in the Asian region. In addition, significant capacity is being created by upgrading the performance of existing plants.

It is not unreasonable to expect the operating lives of upgraded plants to extend out from 40 years to 60 years. We also expect that the gap between primary supply and demand for uranium in commercial power generation, is likely to persist for many years.

As you will have seen in media reports, there is increasing recognition of the role that uranium can play in helping to meet the world's energy demands, while also addressing the issue of climate change.

We recognise that in entering the uranium business, we will be dealing with a commodity about which the community has some specific concerns. Our willingness to participate in this sector is based on the following three facts:

First, the nuclear power industry is one of the most highly regulated industries in the world with stringent licensing requirements for the construction, operation and decommissioning of all facilities involved in the nuclear fuel cycle.

Secondly, Australian mines can only supply uranium to those states that have signed the Treaty for non-proliferation of nuclear weapons and where safeguard standards are ratified in accordance with the Treaty.

Thirdly, the Australian Government has extended the Treaty requirements through bi-lateral agreements with customer countries that reinforce the safeguard requirements of the International Atomic Energy Agency.

Issues that emerged from the questions submitted are the handling and storage of waste and the potential for radio-active material to be diverted to countries that have not signed the Treaty. As I have mentioned, the safeguards on the use of uranium are robust.

As a miner of uranium we do not have direct responsibility for the storage of waste, however, as a responsible member of the industry, we are of course concerned with the handling processes from an industry perspective.

We will work with others involved in the life cycle of the nuclear power industry to optimise the effectiveness of management procedures and safeguards.

Another issue that shareholders have expressed interest in is the Federal Government's proposed Industrial Relations legislation.

We are a global company with operations and projects throughout the world. The success of each one of these operations and projects depends largely on our relationship with our workforce.

That means we take the initiative at each individual business to put in place the best process to ensure we attract and retain the highest quality people.

We are proud of our relationship with our employees in Western Australia and throughout the world. We believe that we would not have performed so successfully over the last few years if it wasn't for our employees and their efforts.

BHP Billiton has participated in the Government's consultation process around the proposed industrial relations reforms, and we support any reforms that make Australia more competitive internationally and enhance productivity.

The fifth issue raised by a significant number of shareholders was executive remuneration. As I did last year, I would like to take you through how BHP Billiton remunerates its executives by addressing the key questions we think shareholders should be asking. This is the fourth year that we have put the Remuneration Report to a vote.

Some of you will have seen these questions last year. They are:

  Is the remuneration package made up of fixed and at-risk components?

  What is the split between the fixed and at-risk components?

  How is the fixed amount set?

  What performance conditions attach to the at-risk component?

  Are the performance conditions robust and will they create long-term value?

  How has the company performed against the performance conditions? and finally
  What payments would be made when a contract comes to an end?

I will use the CEO's package as an example.

In 2005 Chip earned $4.9 million. This was made up of fixed and at-risk components. 41 per cent was fixed as his base salary. 59 per cent was at-risk. In other words, over half of Chip's pay was assessed and paid as a result of how the company performed.

The fixed amount is set by reference to the market, that is, what do we have to pay to attract and retain a highly talented CEO in Australia.

From time to time the Remuneration Committee checks that our pay level is in accordance with the prevailing market rate. The Committee did this again last year. It is also typical for pay for all workers to be reviewed each year against cost of living changes.

The increase in the cost of living varies across the regions of the world where we operate, and for last year it ranged from two to seven per cent. The increase in Chip's base salary, which reflected the cost of living changes in the region applicable to him, was five per cent.

The at risk remuneration is different and will vary depending on the performance of the group. So how is the at risk amount determined? The 59 per cent that was paid for performance was assessed by reference to short and long term incentives.

The short term performance conditions included: our performance on health, safety and the environment; how much shareholder value was created; and how much net present value was added.

The Board signs off on these performance conditions at the beginning of every year and then on how the executives have performed at the end of the year.

The next question is: will the conditions create long-term value? This can be best illustrated by looking at the long term incentives.

This year we are asking you to approve the grant of 600,000 performance shares to Chip. The performance conditions run over five years, so for Chip to receive those shares in 2010, the total shareholder return (that is the total of the amount by which the share price has increased and the dividends that have been paid) must exceed the TSR of the companies in our comparator group by a compounded annual rate of 5.5 per cent.

You can see from this slide what would have to happen to your share price and dividends over the next five years for Chip to receive all those shares. The cumulative amount equates to exceeding the average total shareholder return of the comparator group over a period of five years by 30 per cent.

Keep in mind that the Board has limited the total number of Performance Shares that can be granted to a value that is no more than two times the executive's annual base salary.

You can see how the company has been performing against these conditions from these slides. First, you can see from the orange line how we have performed against our comparator group and the market over the last year. And second, how we have performed over the last five years.

It is reassuring that a majority of our shareholders think that we have the right incentives to attract, retain and motivate quality executives around the world.

The final question to ask is what arrangements are in place to minimise the amount that is paid when a contract comes to an end. Our policy is to make sure we can terminate contracts on 12 months' notice and that we don't have to pay more than 12 months' salary.

While we still have one or two old executive contracts that require us to pay more than 12 months' salary, Chip's contract can be terminated by giving 12 months' notice which would require a payment of one year's base salary, plus the amount paid instead of superannuation, which was $630,000 based on his salary at 30 June 2005. The shares Chip would be entitled to retain if his contract comes to an end are detailed in the Annual Report.

I've outlined the process BHP Billiton has adopted to set executive remuneration, a process that is well described in the Annual Report. But the real issue in understanding our remuneration policy is this: BHP Billiton is a complex company of 37,000 employees mining, processing and marketing products ranging from iron ore to diamonds at around 100 operations in 25 countries.

We are the world's largest diversified resources company and the 33rd largest company in the world, according to FT Global 500 ranking in September this year. That means we face competition for talent not only from other resource companies, but from other similar sized companies around the world.

The senior executive team is responsible for making judgements about highly complex, long life projects where the pay-off is often not seen for 10 to 15 years and the asset's life may be up to 40 years.

Finally, it is hard to put a precise value on executive remuneration but what all of us know is that good executives create real value and bad ones destroy value, and cause enormous long term damage to the companies they run.

Ladies and gentlemen, the issues I have covered were those raised most frequently by shareholders ahead of the meeting.

The Chairman then conducts the formal items of business.

In closing the meeting, let me say again that the results for the 2005 financial year are an indication of the strength of the BHP Billiton Group.

BHP Billiton is in strong financial shape. We have strong cash flows and margins, professional and capable leadership, a committed workforce and an impressive pipeline of growth projects. All of us are focussed on ensuring that shareholders, our employees and the community share in our success.

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                    The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited

Date: 25 November 2005	By:	Karen Wood
	Name:	Karen Wood
	Title:	Company Secretary